File No.


                        SECURITIES AND EXCHANGE COMMISSION

                                 Washington, D.C.

                                   FORM U-3A-2

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
                               Provisions of the
                   Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                                THE STANLEY WORKS



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

The Stanley Works ("Stanley" or the "Company") is a Connecticut corporation with its principal place of business at 1000 Stanley Drive, New Britain, Connecticut 06053. A list of its subsidiary companies is attached hereto and identified as Attachment 1. A description of the nature of Stanley's businesses and that of its subsidiaries, except for The Farmington River Power Company ("FRPC"), is attached hereto and identified as Attachment 2. The business of FRPC involves the generation, sale and distribution of electricity within the State of Connecticut.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmissions lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Stanley owns no properties used for the purposes listed above either within or without the State of Connecticut.

FRPC owns and operates the Rainbow Dam Hydroelectric Facility located on the Farmington River in Windsor, Connecticut. The hydroelectric facility consists of the Rainbow Dam, a power house with an 8 megawatt generating capacity, switching and transformer equipment, flow and flood rights and various storage and outbuildings all located in Windsor, Connecticut. In addition FRPC owns transmission line rights of way, running for approximately 22 miles within the State of Connecticut from the Rainbow Dam facility to New Britain, Connecticut. FRPC also owns a substation and various distribution lines all located within New Britain, Connecticut.

FRPC does not own any property located outside the State of Connecticut and does not own any property located on or in proximity to the borders of the State of Connecticut.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.


Stanley - None.

FRPC sold 30,414,600 kwh. of electric energy during 1999.


     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.


Stanley - None.

FRPC - None.

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Stanley - None.

FRPC - None.


     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.


Stanley - None.

FRPC - None.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         Not Applicable

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         Not Applicable

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         Not Applicable

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         Not Applicable

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         Not Applicable

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 2000.

                                   The Stanley Works

                                   By: /s/ JENNIFER O. ESTABROOK
                                       Jennifer O. Estabrook
                                       Assistant General Counsel
                                       and Assistant Secretary

CORPORATE SEAL

Attest:



 /s/ STEPHEN W. WEDDLE
Stephen S. Weddle
Vice President, General
Counsel and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.

        Jennifer O. Estabrook     Assistant General Counsel & Asst. Sec'y.
                  (Name)                         (Title)


                  1000 Stanley Drive, New Britain, CT 06053
                                    (Address)





                                    EXHIBIT A



                        The Stanley Works and Subsidiaries
                     Consolidating Statements of Operations

                   For the fiscal year ended January 1, 2000
                         (Unaudited, Thousands of Dollars)




                                 Farmington                    Consolidated
                                 River Power     All Other        Stanley
                                   Company      Subsidiaries       Works
                                 -----------    ------------   -----------
Net Sales                        $    -          $2,751,800     $2,751,800

Costs and Expenses
     Cost of sales                    (74)        1,813,974      1,813,900
     Selling, general and
        administrative                -             703,000        703,000
     Interest-net                     -              27,900         27,900
     Other - net                      -              (2,500)        (2,500)
     Restructuring                    -             (21,300)       (21,300)
                                  ----------    ------------   ------------
                                      (74)        2,521,074      2,521,000
                                  ----------    ------------   ------------
Earnings Before Income Taxes           74           230,726        230,800
Income Taxes                           26            80,774         80,800
                                  ----------    ------------   ------------

Net Earnings                      $    48        $  149,952     $  150,000
                                   ==========    ============   ===========




                                    The Stanley Works and Subsidiaries
                                       Consolidating Balance Sheets

                                          As of January 1, 2000
                                     (Unaudited, Thousands of Dollars)

                                        Farmington                                   Consolidated
                                        River Power     All Other                      Stanley
                                          Company      Subsidiaries   Eliminations      Works
                                        -----------    ------------   ------------   ------------
  ASSETS
  Current Assets
     Cash and cash equivalents           $      -       $    88,000    $      -       $    88,000
     Accounts and notes receivable              -           546,100           -           546,100
     Inventories                                -           381,200           -           381,200
     Deferred taxes                             -            34,200           -            34,200
     Other current assets                      (2)           42,545        (1,043)         41,500
                                        -----------    ------------   ------------   ------------
   Total Current Assets                        (2)        1,092,045        (1,043)      1,091,000

   Property, Plant and Equipment            2,101           518,499           -           520,600
   Goodwill and Other Intangibles               -           185,200           -           185,200
   Other Assets                                 -            93,800           -            93,800
                                        -----------    ------------   ------------   ------------
   Total Assets                           $ 2,099       $ 1,889,544    $   (1,043)    $ 1,890,600
                                        ===========    ============   ============   ============


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Short-term borrowings                $     -       $   145,300    $      -       $   145,300
  Current maturities of long-term debt       -            11,700           -            11,700
  Accounts payable                           -           225,000           -           225,000
  Accrued expenses                          74           310,926           -           311,000
                                        -----------    ------------    ------------    -----------
  Total Current Liabilities                 74           692,926            -          693,000
  Long-Term Debt                             -           290,000            -          290,000
  Restructuring Reserves                     -             1,344            -            1,344
  Other Liabilities                         81           170,775            -          170,856
                                       -----------    ------------    ------------   -----------
Total Liabilities                           81         1,155,119            -        1,155,200

  Shareholders' Equity
  Common Stock                             150           230,750            -          230,900
  Retained earnings                        825           926,075            -          926,900

  Accumulated other comprehensive loss       -           (99,200)           -          (99,200)
  ESOP Debt                                  -          (202,200)           -         (202,200)
  Affiliate Investment                   1,043              -            (1,043)           -
                                       ------------   -------------    ------------  -----------
                                         2,018           855,425         (1,043)       856,400
  Less: cost of common stock in treasury     -           121,000            -          121,000
                                       ------------   -------------    ------------  -----------
  Total Shareholders' Equity             2,018           734,425         (1,043)       735,400
                                       ------------   -------------    ------------  -----------
  Total Liabilities and Shareholders'
    Equity                             $  2,099        $1,889,544      $  (1,043)    $1,890,600
                                      ============   ============     ============   ===========


                                    EXHIBIT B
                             FINANCIAL DATA SCHEDULE



[ARTICLE] OPUR3
[LEGEND]
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE STANLEY WORKS AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AND STATEMENTS OF EARNINGS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.
</LEGED>
[MULTIPLIER] 1,000

[PERIOD-TYPE]                   YEAR
[FISCAL-YEAR-END]                          JAN-01-2000
[PERIOD-END]                               JAN-01-2000
[BOOK-VALUE]                                  PER-BOOK
[TOTAL-ASSETS]                               1,890,600
[TOTAL-OPERATING-REVENUES]                   2,751,800
[NET-INCOME]                                   150,000

                                 EXHIBIT C

               Not Applicable

                                  ATTACHMENT 1

(All subsidiaries are included in the Consolidated Financial Statements of The Stanley Works)

                                                  Jurisdiction of
                                                   Incorporation/
Corporate Name                                      Organization


The Stanley Works                                      Connecticut

     The Farmington River Power Company                Connecticut

     Stanley Germany, Inc.                             Delaware

     Stanley Foreign Sales Corporation                 Virgin Islands

     Jensen Tools, Inc.                                Delaware

     Stanley-Bostitch Holding Corporation              Delaware

     Stanley Logistics, Inc.                           Delaware

     Stanley Fastening Systems, L.P.                   Delaware

     Stanley Receivables Corporation                   Delaware

     Stanley European Holdings, L.L.C.                 Delaware

          Stanley Europe B.V.B.A.                      Belgium

     Stanley Funding Corporation                       Delaware

     The Stanley Works C.V.                            Netherlands

     Stanley Canada, Inc.                              Ontario, Canada

     Stanley Tools (N.Z.) Ltd.                         New Zealand

     Ferramentas Stanley Ltda.                         Brazil

     Herramientas Stanley S.A. de C.V.                 Mexico

     Stanley-Bostitch, S.A. de C.V.                    Mexico

                                                  Jurisdiction of
                                                   Incorporation/
     Corporate Name                                 Organization

(The Stanley Works)

     Stanley Atlantic, Inc.                            Delaware

          Stanley Israel Investments, Inc.             Delaware

               Stanley Israel Investments B.V.         Netherlands

                      T.S.W.Israel Investments Ltd.    Israel

                        ZAG Industries Ltd. (90%)      Israel

          Stanley Works (Nederland) B.V.               Netherlands

          Stanley Doors France, S.A.S.                 France

               Stanley Tools France, S.A.S.            France

               Stanley France, S.A.S.                  France

               Societe De Fabrications
               Bostitch S.A. (Simax)                   France

               Societe Civile Immobiliere WAT          France

          Stanley Iberia S.A.                          Spain

          Stanley Vaerktoj ApS                         Denmark

          Stanley Svenska A.B.                         Sweden

               Suomen Stanley OY                       Finland

          Bostitch G.m.b.H.                            Germany

               Friess G.m.b.H.                         Germany

          Bostitch AG                                  Switzerland

                                                  Jurisdiction of
                                                   Incorporation/
Corporate Name                                      Organization

(The Stanley Works)

          Stanley Italia S.r.l.                        Italy

               FIDADUE S.r.l.                          Italy

               Stanley Tools S.r.l.                    Italy

          S.A. Stanley Works Belgium N.V.              Belgium

                    International Staple &
                    Machine Co. N.V.                   Belgium

          Stanley International Holdings, Inc.         Delaware

               Stanley Pacific Inc.                    Delaware

          Stanley U.K. Holding Limited                 U.K.

               ATRO Ltd.                               U.K.

               The Stanley Works Ltd.                  U.K.

     The Stanley Works Pty. Ltd.                       Australia

     Stanley Works Asia Pacific Pte. Ltd.              Singapore

     The Stanley Works (Hong Kong) Ltd.                Hong Kong

     The Stanley Works Sales
     (Philippines), Inc.                               Philippines

     The Stanley Works (Bermuda) Ltd.                  Bermuda

     The Stanley Works Japan K.K.                      Japan

     Stanley Works (Thailand) Ltd.                     Thailand

                                                  Jurisdiction of
                                                   Incorporation/
Corporate Name                                      Organization

(The Stanley Works)

     Stanley Tools Poland Ltd.                         Poland

     TONA a.s. (LTD) (82.62%)                          Czech Republic

     P.T. Stanley Works Indonesia
     (in liquidation)                                  Indonesia

     Stanley Works Malaysia Sdn. Bhd.                  Malaysia

     Stanley Fastening Systems
     Poland Sp.zo.o.                                   Poland

     Stanley de Chihuahua,
     S. de R.L. de C.V.                                Mexico

     Stanley Works China Investments Ltd.
     (80%)                                             Virgin Islands

          Stanley (Zhongshan) Hardware
          Co. Ltd. (65%)                               China

     Stanley Chiro International Ltd.                  Taiwan

     Beijing Daxing Stanley-Bostitch Metal
     Industries Company Limited (98%)                  China

     Stanley (Tianjin) International
     Trading Company, Ltd.                             China

                                  ATTACHMENT 2

Narrative Description of the Business. The Company was founded in 1843 by Frederick T. Stanley and incorporated in 1852. Stanley is a worldwide supplier of tools and door and related hardware products for professional, industrial and consumer use. Stanley(R) is a brand recognized around the world for quality and value.

     In 1999, Stanley had net sales of $2.75 billion and employed approximately 16,300 people worldwide. The Company's principal executive office is located at 1000 Stanley Drive, New Britain, Connecticut 06053 and its telephone number is
(860) 225-5111.

     In 1999, the Company completed most of the restructuring initiatives announced in 1997. The 1997 plan called for spending $340 million, consisting of $240 million of restructuring charges recorded in 1997 and $100 million of restructuring relating transition costs incurred during 1997-1999. As a result of these initiatives as of January 1, 2000, the Company has closed 50 facilities and reduced employment by 5,300 people.

     The Company's operations are classified into two industry segments:
Tools and Doors.

     The Tools segment manufactures and markets consumer, industrial and engineered tools and tool sets. Consumer tools includes hand tools such as measuring instruments, planes, hammers, knives and blades, wrenches, sockets, screwdrivers, saws, garden tools, chisels, boring tools, masonry, tile and drywall tools, paint preparation and paint application tools as well as electronic stud sensors, levels, alignment tools and elevation measuring systems. The Company markets its consumer tools under the Stanley(R), Fat Max(TM),IntelliTools(TM), Contractor Grade(TM), Blackhawk(TM), AccuScape(TM), Mosley-Stone(TM) and Goldblatt(R). Industrial tools includes industrial and mechanics hand tools, including STANLEY-PROTO(R) industrial tools and MAC(R) mechanics tools, and high-density industrial storage and retrieval systems. Engineered tools includes BOSTITCH(R) fastening tools and fasteners used for commercial, industrial, construction, packaging and consumer use; hydraulic tools (these are hand-held hydraulic tools used by contractors, utilities, railroads and public works as well as mounted demolition hammers and compactors designed to work on skid steer loaders, mini-excavators, backhoes and large excavators); and air tools (these are high performance, precision assembly tools, controllers and systems for tightening threaded fasteners used chiefly by vehicle manufacturers).

       The Doors segment manufactures and markets residential insulated steel, reinforced fiberglass and wood entrance door systems, vinyl patio doors and automatic doors as well as hardware products ranging from hinges, hasps, shelf brackets, bolts and latches to a line of closet organizing systems and mirrored closet doors, door hardware and wall mirrors.

Stanley's door products are marketed under the Stanley(R) and Magic-Door(R) brands. The Company's hardware products are marketed under the Stanley(R), Stanley-Acmetrack(TM), Monarch(TM) and Acme(R) brands.